Suite 900 - 510 Burrard Street,
Vancouver, British Columbia
Canada  V6C 3A8
Tel:  (604) 687-6600
Toll Free:  1-888-411-GOLD
Fax:  (604) 687-3932
Email:  info@aurizon.com
Web Site:  www.aurizon.com

Shares Listed: Toronto Stock Exchange - Ticker Symbol – ARZ
American Stock Exchange – Ticker Symbol – AZK
U.S. Registration:  (File #0-22672)  Form 20-F
News Release Issue No. 12- 2005

April 15, 2005
FOR IMMEDIATE RELEASE

AURIZON DISPOSES OF SLEEPING GIANT MINE FOR $5 MILLION

Aurizon Mines Ltd. has agreed to sell its 50% share of the Sleeping Giant Mine to its joint venture partner, Cambior Inc., for C$5 million.  The effective date of the sale is anticipated to be April 30, 2005, and Aurizon will receive its 50% share of production up to that date. The sale of Sleeping Giant will release Aurizon from all environmental liabilities and reclamation costs associated with the operation and ultimate closure of the mine.

“Aurizon’s future is the successful development of its major asset, Casa Berardi.” said David P. Hall, President and CEO of Aurizon.  “Selling Sleeping Giant provides Aurizon with additional cash, and marks the transformation of Aurizon from a joint venture participant in a small producer to a future operator of a larger mine.  Our experienced operations team will now be able to focus all of their efforts on moving Casa Berardi to production in 2006.”

Additional Information

All other information previously released on the Sleeping Giant Mine and Casa Berardi Project is available on the Aurizon website and is also available on SEDAR at www.sedar.com under the Company’s name.

Aurizon is a Canadian-based gold exploration company, with activities in the Abitibi region of north-western Quebec, one of the world’s most prolific gold and base metal regions.  Aurizon has recently completed a positive Feasibility Study on its’ one hundred percent (100%) owned Casa Berardi property.  Pre-production construction is currently underway.  Production at the Project is anticipated to commence in late 2006.  Casa Berardi is accessible by road, has mining permits in place and is on the Hydro Quebec power grid.  Aurizon shares trade on the Toronto Stock Exchange under the symbol “ARZ” and on the American Stock Exchange under the symbol “AZK”.

For further information, contact David P. Hall, President or Patrick Soares, Manager, Investor Relations at Telephone: (604) 687-6600; Toll Free: 1-888-411-GOLD; Fax: (604) 687-3932;
Web Site: www.aurizon.com; Email: info@aurizon.com

This News Release contains “forward-looking statements”, including, but not limited to, statements regarding the Company’s expectations as to the market price of gold, strategic plans, future commercial production, production targets and timetables, mine operating costs, capital expenditures, work programs, exploration budgets and mineral reserve and resource estimates.  Forward-looking statements express, as at the date of this report, the Company’s plans, estimates, forecasts, projections, expectations, or beliefs as to future events or results.  Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate.  Therefore, actual results and future events could differ materially from those anticipated in such statements.  Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements, include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks and hazards, environmental risks and hazards, uncertainty as to calculation of mineral reserves and resources, requirement of additional financing, risks of delays in construction and other risks more fully described in Aurizon’s Annual Report on Form 20-F filed as an alternative form of AIF with the Securities Commissions of the provinces of British Columbia, Ontario and Quebec, with the United States Securities and Exchange Commission, and with the Toronto Stock Exchange.